UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-14684
SHAW COMMUNICATIONS INC.
(Exact name of registrant as specified in its charter)
Suite 900, 630 – 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4
(403) 750-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.5% Canadian Originated Preferred Securities (“COPrS”)
(Title of each class of securities covered by this Form)
Class B Non-Voting Participating Shares
8.54% Series B Capital Securities
8.25% Senior Notes due 2010
7.25% Senior Notes due 2011
7.20% Senior Notes due 2011
6.10% Senior Notes due 2012
7.50% Senior Notes due 2013
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:   None
Pursuant to the requirements of the Securities Exchange Act of 1934, Shaw Communications Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2005	By:	(signed) “Steve Wilson”
		Name:	Steve Wilson
		Title:	Senior Vice-President & Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.